January 8, 2025

Erik L. Johnson
President and Chief Executive Officer
Transcontinental Realty Investors, Inc.
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234

        Re: Transcontinental Realty Investors, Inc.
            Income Opportunity Realty Investors, Inc.
            Schedule TO-T filed December 16, 2024, by Transcontinental Realty Investors,
            Inc.
            File No. 005-45693
            Schedule 13E-3 filed December 30, 2024, by Transcontinental Realty Investors,
            Inc.
            File No. 005-40410
Dear Erik L. Johnson:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

1. Note that Item 1002(b) of Regulation M-A requires a statement of shares outstanding as of the most recent practicable date. Please revise Item 2 of the
       Schedule TO and Item 2 of the Schedule 13E-3 to provide updated information or explain why November 7, 2024, is the most recent practicable date.
2. Please revise Item 8 of the Schedule TO and Item 11 of the Schedule 13E-3 to provide the information required by Item 1008(b) of Regulation M-A, or state that there have been no such transactions in the past 60 days. See General Instruction E of Schedule
       TO and General Instruction E of Schedule 13E-3.
3.     Please explain why Exhibit 107 to each of the Schedule TO and the
Schedule 13E-3
 January 8, 2025
Page 2

       indicates that the transaction value is "not applicable." Refer to Item 12(c) of Schedule
       TO, Item 16(b) of Schedule 13E-3, and Rule 0-11(b).
4. We note that the scheduled expiration date, January 15, 2025, will likely fall less than five business days after amendments responsive to the comments contained in this letter are filed. In your response, please confirm that you will extend the Offer to allow sufficient time for holders to review any supplemental information and that any announcement of an extension will comply with the requirements of Rule 14e-1(d).
Schedule TO-T filed December 16, 2024, by Transcontinental Realty Investors,
Inc.
Summary Term Sheet, page 4

5. We note the disclosure on page 6, and elsewhere in the offering materials, indicating that TCI may offer a subsequent offering period. Because the Offer is for less than all outstanding Shares, there cannot be a subsequent offering period. See Rule 14d-11(b).
       Please revise accordingly.
6. In the second sentence of the second paragraph on page 5, beginning "for any period .
       . ." there appears to be missing or extraneous text. Please revise. Frequently Asked Questions, page 10

7. Please fill in the placeholder ("$XX.00 per share") in the first sentence of this section.
8. Under the second question on page 12, please explain why the Offer may only be extended for "periods of not more than ten business days each."
Terms of the Offer, page 15

9. We note that the second paragraph of this section states that the Offer may be extended for "periods of not more than fifteen business days" (emphasis added) while elsewhere (e.g., the second question on page 12) such period is stated as ten business days. Please revise to ensure the terms of the Offer are consistent throughout.
10. Please explain why TCI is required to extend the offer, if requested by IOR as stated
       on page 15, as this appears to be inconsistent with the statement on page 11 that there are no agreements governing the Offer.
11. Please disclose the periods for accepting securities on a pro rata basis in the event that the Offer is oversubscribed. See Item 1004(a)(1)(ix) of Regulation M-A. Certain Information Concerning IOR, page 26

12. The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in the second paragraph of this section and related disclosure in the first paragraph on page 27 accordingly.
Purpose of the Offer; Plans for IOR, page 28

13. We note your statement that "[t]he Offer is not intended to be a first step in the acquisition of all Shares of IOR," which appears to be inconsistent with statements elsewhere in the Offer to Purchase that TCI "desires to move to a larger percentage ownership so that at some point in the future TCI may avail itself of the Nevada parent subsidiary merger statute." Please revise to correct this inconsistency or clarify
 January 8, 2025
Page 3

       how these two statements are consistent.
14. Please revise the second paragraph on page 29 to reflect that the Offer is a Rule 13e-3 transaction.
Extension of the Offer; Termination; Amendment, page 29

15. We note the disclosure in the penultimate paragraph on page 29 that a public announcement of an extension of the Offer will be made "as soon as possible." Please clarify that the timing of such public announcement is also subject to the specific requirements of Rule 14e-1(d).
16. Please note that the Tier II exemption is applicable only to Foreign Private Issuers pursuant to Rule 14d-1(d)(1)(i) and revise the last paragraph on page 29 accordingly.
       Note further that Rule 14e-1(c) still requires prompt payment for or return of tendered shares following the termination or withdrawal of a tender offer.
Fees and Expenses, page 33

17. The table of estimated expenses states filing and related fees are expected to be
       $1,500, which appears inconsistent with the filing fee table in Exhibit 107 that indicates no filing fee is due. Please revise this table after the filing fee is calculated or explain what fees such amount refers to.
Schedule 13E-3 filed December 30, 2024, by Transcontinental Realty Investors,
Inc.
Item 8. Fairness of the Transaction, page 4

18. We note the statement that the filer's position "is that the Offer is not a 'going private'
       transaction." Please revise to remove such statement or provide your detailed legal analysis of why you believe the Offer is not a Rule 13e-3 transaction, particularly given the disclosure in the Offer to Purchase (e.g., on page 25) that consummation of the Offer could lead to the delisting of the Shares. Refer to Rule 13e-3(a)(3) and subsection (ii)(B) thereof.
19. The factors listed in Instruction 2 to Item 1014, paragraphs (c), (d) and (e) of Item
       1014, and Item 1015 of Regulation M-A are generally relevant to a filing
person   s
       fairness determination and should be discussed in reasonable detail. See Question
       Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13,
1981). Please
       revise this section to include the factors described in Item 1014(e) and Instruction 2 to
       Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination. Please also explain why TCI believes that the Rule 13e-3 transaction is fair in the absence of the procedural safeguards in Item 1014(c),
       1014(d), and, if applicable, Item 1014(e).
Item 9. Reports, Opinions, Appraisals and Negotiations, page 4

20. We note your disclosure that "neither IOR nor any affiliate of IOR has received, requested or commissioned any report, opinion or appraisal . . . ."
Please clarify, if
       correct, that TCI itself has not received, requested, or commissioned any report, opinion, or appraisal related to the Offer. See Item 1015(a) of Regulation M-A.
 January 8, 2025
Page 4
Item 11. Interest in Securities of the Subject Company, page 5

21. The referenced section of the Offer to Purchase does not appear to contain the information called for by Item 1008(a) of Regulation M-A. Please revise to state the aggregate number and percentage of shares that are beneficially owned by each of
       TCI and its affiliates and provide RAI's address.
Item 13. Financial Statements, page 5

22. The financial statements required by Item 1010(a) through (b) of Regulation M-A do not appear to be included or incorporated by reference in the referenced sections of the Offer to Purchase. Please revise to include such financial statements or a summary thereof with such financial statements incorporated by reference.
Item 15. Additional Information, page 5

23. Refer to Item 15 of Schedule 13E-3. Please provide the information required by Item
       1011(b) of Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Laura McKenzie at 202-551-4568.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions